Mail Stop 4569							September 14, 2005

By U.S. Mail and facsimile to (650) 494-0792

Mr. Kirk Sanford
President and Chief Executive Officer
Global Cash Access Holdings, Inc.
3525 East Post Road
Las Vegas, NV  89120

      Re:	Global Cash Access Holdings, Inc.
      Amendment Number Two to Registration Statement on Form S-1
      Filed on September 6, 2005
		File Number 333-123514

Dear Mr. Sanford:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The consent from your independent accountants that was provided in
Exhibit 23.2 is not signed. Refer to Rule 302 of Regulation S-T. In your next amendment, please ensure the consent from your independent accountant properly evidences the signature of the firm that issued it and that the date is current.
2.
We note that you say on page 119 that the underwriters have reserved shares for employees, directors and others associated with you. Please briefly advise us how your directed share program works, describing the mechanics of how and when you offer and sell these shares to investors, how you determine prospective recipients and the number of reserved shares, and how and when the underwriter notified the directed share investors.

Risk Factors, page 8

3. In the risk factor on pages 10 and 11, please describe the status of your attempt to comply with the PCI Data Security Standard.

Dilution, page 33

4. In the paragraph below the final table, please provide dilution information if the options are exercised.

5. As previously requested, please identify the selling stockholders that are affiliates of broker-dealers and, for those sellers, including Bank of America Corporation, please state, if true, that they purchased the shares in the ordinary course of business and, at the time of purchase, had not agreements or understandings, directly or indirectly, with any person to distribute the shares.

Exhibit 5.1

6. Please include an opinion in your next amendment.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Paul Cline at (202) 551-3581 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Geishecker at (202) 551-3422 or me at
(202) 551-3698 with any other questions.


      					Sincerely,


								Mark Webb
								Legal Branch Chief

cc:	Paul L. Lion, III, Esq.
	Justin L. Bastian, Esq.
	Timothy J. Harris, Esq.
	Morrison & Foerster LLP
	755 Page Mill Road
	Palo Alto, CA  94304-1018